Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 15

DATED JANUARY 3, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 15 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 10 dated October 24, 2007, Supplement No. 11 dated November 13, 2007, Supplement No. 12 dated November 29, 2007, Supplement No. 13 dated December 14, 2007 and Supplement No. 14 dated December 20, 2007.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 15 together with our prospectus dated August 1, 2007 and each of the foregoing supplements thereto.  Unless otherwise defined in this Supplement No. 15, capitalized terms used in this Supplement No. 15 have the same meanings as set forth in the prospectus and each of the foregoing supplements thereto.

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

SunTrust Bank Portfolio II (Sale-Leaseback).  On December 20, 2007, we, through two wholly owned subsidiaries formed for this purpose (referred to herein as our “SunTrust II acquisition subsidiaries”), purchased fee simple interests in seventy-two properties within the portfolio of 216 single tenant retail banking facilities collectively known as the SunTrust Bank Portfolio II.  The purchased properties contain approximately 406,320 aggregate gross leasable square feet and are located in seven states.  We purchased these properties from an unaffiliated third party, SunTrust Bank, for approximately $131 million in cash and equivalents.  On December 21, 2007, we borrowed approximately $78.6 million through two loans secured by first priority mortgages on the properties, as described in more detail in “ – Financing Transactions” below.

All of the purchased properties are single tenant facilities with SunTrust Bank as the tenant.  SunTrust Bank has agreed to lease each facility for a term of ten years, commencing in December 2007 and terminating in December 2017.  SunTrust may renew each of these leases for an additional term of ten years, and then for six additional five-year terms.  Each of the leases requires SunTrust Bank to pay all taxes, insurance and maintenance expenses from use of the property.  A breakdown of the purchased properties by location follows:

	Number of	Gross Leasable	Approximate Allocated	Annual Base
Location	Properties	Square Feet	Purchase Price ($)	Rental Income ($)(1)(2)

Florida	24	119,186	47,726,370	3,436,728
Georgia	12	119,236	28,253,474	2,034,504
Maryland	4	17,779	13,106,030	943,752
North Carolina	16	67,091	21,527,341	1,550,162
South Carolina	3	13,050	4,252,247	306,200
Tennessee	6	33,328	8,453,139	608,702
Virginia	7	36,650	7,706,135	554,911
Total	72	406,320	$131,024,736	$9,434,959

(1)  The terms of these leases represent the terms of the leases that we entered into when we purchased these properties.

(2)  The base rent per annum for each property will increase 1.50% each year.

SunTrust Bank is the principal banking subsidiary of SunTrust Banks, Inc., referred to herein as “STI,” a financial holding company with its headquarters in Atlanta, Georgia.  According to filings made by STI with the SEC, STI reported net income available to common shareholders of approximately $2.3 billion and $2.1 billion for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, and diluted earnings per average common share equal to $4.52 and $5.82 for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.  SunTrust Bank operates primarily within Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee, Virginia, and the District of Columbia.

We anticipate purchasing the remaining 144 properties in this portfolio in March 2008.  If we do not purchase any of the individual properties as a result of title defects or the seller’s breach of its representations and warranties in the purchase agreement, or because the property has been taken by eminent domain or has been destroyed, the amount of the deposit that has been allocated to that property(ies) in the purchase agreement will be refunded to us.

Significant Acquisitions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Significant Acquisitions – SunTrust Bank Portfolio (Sale-Leaseback),” which begins on page 159 of the prospectus.

SunTrust Bank Portfolio (Sale-Leaseback).  As previously disclosed in our Supplement No. 13 dated December 14, 2007, on December 10, 2007, we, through two wholly owned subsidiaries formed for this purpose (referred to herein as our “SunTrust acquisition subsidiaries”), entered into a loan agreement with LaSalle Bank National Association, under which the SunTrust acquisition subsidiaries borrowed approximately $281.2 million in order to pay a portion of the purchase price of the SunTrust Bank Portfolio.  On December 14, 2007, the SunTrust acquisition subsidiaries entered into a swap arrangement pursuant to which the loan bears interest at a fixed rate equal to 5.27% per annum.  We will be responsible for certain costs incurred in connection with the prepayment of the loan.

Terminated Contracts

This section is inserted directly following the heading “Description of Real Estate Assets – Potential Acquisitions,” which begins on page 168 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the purchase agreement with respect to that property is terminated.

High Ridge Park I & II. Based on information obtained during the due diligence process, and pursuant to discussions with the seller, we have determined not to purchase the office known as High Ridge Park I & II, as previously disclosed in the “ – Potential Acquisitions” section of Supplement No. 10 dated October 24, 2007.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes, as of the date of this prospectus supplement, the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
SunTrust Bank Portfolio II – Parkway Bank and Trust Company loan (1)(2)	12/21/2007	$36,651,173	5.98%	01/01/13
SunTrust Bank Portfolio II – Principal Life Insurance Company loan (1)(3)	12/21/2007	$41,963,668	5.98%	01/01/13

(1) These loans are secured by first priority mortgages on the seventy-two properties within the SunTrust Bank Portfolio II purchased on December 20, 2007.  Each loan is secured by thirty-six of these properties.

(2)  In the event that the lender has exhausted its remedies against the collateral securing the loan, we and the SunTrust II acquisition subsidiaries are liable for a deficiency guaranty equal to the lesser of (i) $9,162,793 and (ii) the remaining amount of the indebtedness that is owed to the lender. In addition, in the event that SunTrust Bank’s credit rating is downgraded to BBB+ or less by Standard & Poor’s Ratings Services during the term of the loan, the loan also provides for a springing guaranty of the entire amount of the indebtedness at the option of the lender (we can choose this option or cash management).

(3)  In the event that the lender has exhausted its remedies against the collateral securing the loan, we and the SunTrust II acquisition subsidiaries are liable for a deficiency guaranty equal to the lesser of (i) $10,490,917 and (ii) the remaining amount of the indebtedness that is owed to the lender. In addition, in the event that SunTrust Bank’s credit rating is downgraded to BBB+ or less by Standard & Poor’s Ratings Services during the term of the loan, the loan also provides for a springing guaranty of the entire amount of the indebtedness at the option of the lender (we can choose this option or cash management)..

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 256 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of January 2, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	79,294,867	792,948,670	83,259,610	709,689,060

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	6,357,989	60,400,895	-	60,400,895

Shares repurchased pursuant to our share repurchase program:	(1,231,470)	(11,391,098)	-	(11,391,098)

	563,761,139	5,630,495,552	576,338,315	5,054,157,237

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.